Exhibit 12

E. I. DU PONT DE NEMOURS AND COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Successor		Predecessor
	Nine Months Ended September 30, 2018	For the Period September 1 - September 1, 2017	For the Period January 1 - August 31, 2017
(Loss) income from continuing operations before income taxes	$(4,482)	$(298)	$1,791
Adjustment for companies accounted for by the equity method	115	7	(42)
Less: Capitalized interest	(14)	(2)	(18)
Add: Amortization of capitalized interest	1	—	18
	(4,380)	(293)	1,749
Fixed charges:
Interest and debt expense	248	27	254
Capitalized interest	14	2	18
Rental expense representative of interest factor	71	6	47
	333	35	319
Total adjusted earnings available for payment of fixed charges	$(4,047)	$(258)	$2,068
Number of times fixed charges earned	N/A1	N/A1	6.5
1 The ratio coverage for the nine months ended September 30, 2018 and the period September 1 to September 30, 2017 is less than 1:1. DuPont would need to generate additional earnings of approximately $4,380 million and $293 million to achieve coverage of 1:1 for the nine months ended September 30, 2018 and the period September 1 to September 30, 2017, respectively.